SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 May 2015

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

Aviva announces that:

•    On 18 May 2015, the undernoted Executive Directors (EDs) were granted conditional awards over Aviva plc ordinary shares under the Aviva Long Term Incentive Plan 2011 ("LTIP") and the Aviva Annual Bonus Plan 2011
      ("ABP").  The ABP awards represent the deferral, for a period of three years, of 66.6% of the bonuses paid to Directors in respect of 2014.

•    The awards are being made in line with the disclosures made in the 2014 Annual Report and Accounts and in line with the policy approved by shareholders at the 2015 AGM.  The LTIP awards are in line with the announcement made on 10 April 2015 thus making an award of 300% basic salary to Mr Wilson and 225% of basic salary to Mr Stoddard.  This is also in line with the announcement made on 29 April 2015 thus making an LTIP award of 225% of basic salary to Mr Briggs.

• The LTIP and ABP awards for the EDs will vest in 2018 in accordance with the plan rules.

• The LTIP award will be subject to a two year post vest holding period therefore the EDs will be able to access any vested shares in 2020.

•    The LTIP awards are subject to the achievement of performance targets (50% based on absolute Return on Equity and 50% based on relative Total Shareholder Return against a comparator group) measured over a three year performance period from 1 January 2015 to 31 December 2017. The amounts shown below represent the maximum possible opportunity.

• Under the ABP and LTIP, additional shares are awarded at vesting in lieu of dividends on shares that vest.

• The LTIP awards were made for nil consideration.

•    The prices used to calculate the number of ABP and LTIP shares awarded was £5.64, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding 23
      March 2015.

Executive Director	Number of ABP shares awarded	Number of LTIP shares awarded
Mark Wilson	150,591	521,276
Thomas Stoddard	62,228	269,281
Andy Briggs		276,014

This announcement, in relation to transactions in London, United Kingdom, is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 18 May 2015.

Media Enquiries:

Andrew Reid                                                                              +44 (0)7800 694276

Share Award Enquiries:

Liz Nicholls, Company Secretarial                                          +44 (0)207 662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 May, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary